Exhibit 21.1

CAPITAL SOUTHWEST CORPORATION
List of Subsidiaries

Name of Subsidiary	State of Incorporation

Media Recovery, Inc.	Nevada
Capital Southwest Venture Corporation	Nevada
Capital Southwest Management Corporation	Nevada
CSWC Chandler Signs Holdings, Inc.	Delaware